UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ______)
NOVARAY MEDICAL, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
[NONE]
(CUSIP Number)
December 27, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None	Page	2	of	4

1	NAMES OF REPORTING PERSONS JACK PRICE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		642,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		642,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	642,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.57%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

13G - Page 3 of 4

Item 1.

	(a)	Name of Issuer: NOVARAY MEDICAL, INC.

	(b)	Address of Issuer’s Principal Executive Offices:

1850 Embarcadero Road Palo Alto, CA 94303

Item 2.

	(a)	Name of Person Filing:

See Item 1 of cover page.

	(b)	Address of Principal Business Office or, if none, Residence:

1850 Embarcadero Road Palo Alto, CA 94303

	(c)	Citizenship:

See Item 4 of cover page.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP number: NONE

Item 3. If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

	(a)	Amount beneficially owned:

See item 9 of cover page.

	(b)	Percent of class:

See item 11 of cover page.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of cover page.

13G - Page 4 of 4

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
1-7-2008

Date
/s/ Jack Price

Jack Price